EXHIBIT 99.3

Amryt Presents Data for Mycapssa® (oral octreotide) from OPTIMAL and MPOWERED Phase 3 Trials at ENDO 2022

Data from the MPOWERED OLE and first presentation of open-label extension (OLE) data from 2nd year of OPTIMAL demonstrate the long-term safety and efficacy profile of Mycapssa®

DUBLIN, Ireland, and Boston MA, June 13, 2022 - Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, presented positive clinical data from the open-label extensions (OLEs) of two of the Phase 3 trials of Mycapssa® (oral octreotide), OPTIMAL and MPOWERED, at the Endocrine Society’s annual meeting, ENDO 2022.

Data presented in a late-breaking poster presentation of the 2nd year of the OLE of OPTIMAL (NCT03252353), a randomized, double-blind placebo-controlled (DPC) trial, further support the long-term safety and efficacy of Mycapssa® in acromegaly patients who were previously biochemically controlled on monthly injectable somatostatin receptor ligands (iSRLs). Additionally, data presented in a poster presentation of the OLE of MPOWERED (NCT02685709), a global, randomized, open-label and active-controlled non-inferiority study, shows improvements in symptom control and patient-reported outcomes in people with acromegaly that received Mycapssa® upon entering the OLE from the iSRL arm in the randomized phase.

Dr. Joe Wiley, Chief Executive Officer of Amryt, commented: “These presentations demonstrate through separate multi-year OLE studies that Mycapssa® has sustained efficacy with respect to long-term maintenance of biochemical response in patients with acromegaly. Mycapssa’s® safety profile has remained consistent without any new safety signals emerging during the OLE phases.”

Susan L Samson, MD, PhD, FRCPC, FACE, Chair of Endocrinology at Mayo Clinic (Jacksonville, Florida), and Lead Investigator of the OPTIMAL study, commented: “It is encouraging to present evidence that supports Mycapssa’s® long-term safety and efficacy in patients with acromegaly. As a practicing endocrinologist, I believe that these data should give physicians more insights into the long-term benefit of Mycapssa® for eligible patients.”

Prof. Maria Fleseriu, MD, FACE, Professor of Medicine and Neurological Surgery, Director Pituitary Center at Oregon Health & Science University, and Lead Investigator of the MPOWERED study, commented: “These results demonstrate oral octreotide capsules’ (OOC) (Mycapssa®) durable safety and efficacy, as well as data on symptom control in patients after transitioning to OOC. As the first orally administered SRL approved for appropriate patients, OOC may represent a favorable option for maintenance therapy.”

Data highlights from the late-breaking poster presentation titled, “Second Year Outcomes of the Open-Label Extension of OPTIMAL, a Phase 3 Study of Oral Octreotide Capsules in Acromegaly,” include:

  Maintenance of biochemical response (defined as insulin-like growth factor I [IGF-I] levels of less than the upper limit of normal [ULN]) to Mycapssa® was durable up to 96 weeks. 100% of subjects (n= 17) who were responders at week 48 and 93% of subjects overall (n=29) demonstrated a biochemical response at week 96.
  Median exposure to Mycapssa® was 2.1 years, with exposure >3 years for 5 patients.
  Mycapssa’s® safety profile was consistent with previous studies throughout the OLE; no serious adverse events were reported.

Data highlights from the poster presentation titled, “Long-term Efficacy and Safety Data for Oral Octreotide Capsules in Acromegaly: MPOWERED Trial Open-Label Extension Phase,” include:

  For each of the three full years of the OLE’s duration, 90% or more of participating subjects met the OLE’s primary endpoint of maintaining a biochemical response to Mycapssa® (defined by IGF-I levels of less than 1.3 times the upper limit of normal [ULN]) at the end of the year after responding at the start of the year.
  Patients switching from iSRLs in the RCT (randomized control treatment) phase to Mycapssa® during the OLE demonstrated the following:
    79% reported very good (47%) or excellent (32%) symptom control at the end of the OLE, compared with 47% (42% very good or 5% excellent) at the end of the RCT phase while receiving iSRLs.
    Significant improvements in the treatment convenience and treatment satisfaction domains (both P<0.05) of the Acromegaly Treatment Satisfaction Questionnaire.
  No new safety signals were observed with long-term Mycapssa® use compared to the core treatment phase.

About the OPTIMAL Phase 3 Trial
The OPTIMAL trial (NCT03252353) was a randomized, double-blind, placebo-controlled, nine-month Phase 3 clinical trial of octreotide capsules in 56 adult acromegaly patients whose disease was biochemically controlled by injectable somatostatin analogs (octreotide or lanreotide). Patients were randomized on a 1:1 basis, to octreotide capsules or placebo. The primary endpoint of the trial was the proportion of patients who maintained their biochemical response (IGF-1 levels ≤ 1.0 × ULN), at the end of the nine-month, double-blind, placebo-controlled period. Hierarchical secondary endpoints included: (i) proportion of patients who maintain GH response at 9 months; (ii) time to loss of response; and (iii) proportion of patients requiring reversion to prior treatment. The OPTIMAL study met the primary endpoint and all secondary endpoints which led to the US approval of Mycapssa®, the first oral somatostatin analog, for the long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

About the MPOWERED Phase 3 Trial
The MPOWERED trial was a global, randomized, open-label and active-controlled, 15-month trial intended to support approval of Mycapssa® in the European Union. Chiasma/Amryt completed enrollment of 146 adult acromegaly patients into the trial in June 2019, of which 92 patients who were deemed responders to octreotide capsules per the protocol following a six-month run-in were randomized to either octreotide capsules (n=55) or iSRLs (octreotide long-acting release or lanreotide autogel) (n=37). These patients were then followed for an additional nine months in the randomized controlled treatment (RCT) phase. At the end of the RCT phase patients were provided the option to continue into an open label phase and receive Mycapssa®. The study met its primary non-inferiority endpoint. 91% of patients on Mycapssa® maintained insulin-like growth factor 1 (IGF-1) response (95% CI = 80%, 97%), throughout the RCT, compared to 100% on iSRLs (95% CI = 91%, 100%). Response was defined as the time-weighted average of IGF-1 <1.3 x upper limit of normal (ULN) during the 9-month RCT phase.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. Filsuvez® received a positive CHMP opinion on April 22, 2022 for the treatment of partial thickness wounds associated with Dystrophic and Junctional EB in patients 6 months and older in the European Union (EU). The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

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Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com